LONGEVERON INC.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

April 2, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Drory

Re:	Longeveron Inc.
Registration Statement on Form S-3
Filed March 28, 2025
File No. 333-286217

Request for Acceleration of Effectiveness

Dear Mr. Drory:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Longeveron Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-286217), so that it may become effective on Friday, April 4, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. The Registrant hereby authorizes Jennifer Minter, Esq., to orally modify or withdraw this request for acceleration.

Please contact Jennifer Minter of Buchanan Ingersoll & Rooney PC, counsel to the Registrant, at (412) 562-8444, or in her absence, Stan Marciniak at (412) 562-1537, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Longeveron Inc.

By:	/s/ Wa’el Hashad
Wa’el Hashad
Chief Executive Officer

cc:	Lisa Locklear, CFO Jennifer Minter, Esq. Stan Marciniak, Esq.